UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-7159
FLORIDA ROCK INDUSTRIES, INC., PROFIT SHARING
AND DEFERRED EARNINGS PLAN
(full title of the plan)
FLORIDA ROCK INDUSTRIES, INC.
(Name of issuer of the securities held pursuant to the plan)
155 East 21st Street
Jacksonville, Florida 32206
(Address of issuer’s principal executive offices and address of the plan)

Report of Independent Registered Public Accounting Firm
Administrative Committee
Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan
We have audited the accompanying statements of net assets available for benefits of Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) and supplemental Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
KPMG LLP
June 29, 2007
Jacksonville, Florida
Certified Public Accountants

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments at fair value:
Mutual funds	$156,408,356	118,451,026
Lifestyle funds	—	12,816,749
Common stock of the Company and affiliate	82,836,477	89,870,810
Participant loans	10,492,591	8,399,811

Total investments	249,737,424	229,538,396

Receivables:
Employer contributions	27,448,486	19,572,753
Participant contributions	152,606	—
Dividends	399,024	359,037

Total receivables	28,000,116	19,931,790

Cash	107,136	103,066

Total assets	277,844,676	249,573,252

Excess contribution refunds payable	186,270	163,184

Net assets available for benefits	$277,658,406	249,410,068

See accompanying notes to financial statements.

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$166,978	19,933,176
Dividends and interest	8,131,036	3,994,079

Total investment income	8,298,014	23,927,255

Contributions:
Employer	31,212,796	22,839,146
Participant	9,781,891	9,129,541

Total contributions	40,994,687	31,968,687

Total additions	49,292,701	55,895,942

Deductions from net assets attributed to:
Benefits paid to participants	21,003,797	21,672,783
Plan expenses	40,566	126,327

Total deductions	21,044,363	21,799,110

Net increase	28,248,338	34,096,832

Net assets available for benefits:
Beginning of year	249,410,068	215,313,236

End of year	$277,658,406	249,410,068

See accompanying notes to financial statements.

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution retirement plan established by Florida Rock Industries, Inc. (the Company) effective December 30, 1958. The Plan covers qualified employees of the Company and of affiliated companies which are or may become party to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Plan Administration

The Plan is administered by the Company. The Plan Trustee is SunTrust, N.A. Permissible administrative expenses are paid by the Trustee out of the Plan’s gross investment income, unless the Company, at its discretion, agrees to pay such expenses.

(c)	Contributions

Plan participants may elect to contribute a portion of their annual pre-tax compensation, as defined in the Plan document, as follows:

Deferral
percentage
Non-highly compensated employees	1% to 100%
Highly compensated employees	1% to 6.95	% (a)
(a) The annual maximum deferral percentage for highly compensated employees is calculated based on the average actual deferral percentage of non-highly compensated employees for the prior plan year plus 2%.

The Company provides a matching contribution of 50% of the first 6% of a participant’s annual pre-tax compensation. During 2006 and 2005, the Company made matching contributions to the Plan of $3.8 million and $3.2 million, respectively.

The Company may provide a discretionary annual profit sharing contribution to the Plan in an amount determined by the Board of Directors. During 2006 and 2005, the Company declared it would make discretionary profit sharing contributions to the Plan of $27.4 and $19.6 million, respectively. These amounts are reflected in employer contributions receivable in the statement of net assets.

All contributions are subject to the limitations set forth in the Internal Revenue Code (IRC).

(d)	Vesting

Participants are fully vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit sharing contributions is based on years of service as follows:

Vested
percentage
Years of service:
1	0%
2	20%
3	40%
4	80%
5	100%
However, a participant will become fully vested in the Company’s contributions, if while employed by the Company, the participant dies or becomes disabled.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer’s matching contributions, investment earnings, and an allocation of the employer’s discretionary profit sharing contributions. Allocation of investment earnings is based on account balance. Allocation of the Company’s profit sharing contributions is based on a percentage of the participant’s Included Compensation as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates determined by the Plan Administrator at the time of approval. Principal and interest are paid over a stipulated period of time.

(g)	Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant or beneficiary receives either a lump-sum amount equal to the value of the participant’s vested account interest.

(h)	Forfeitures

The nonvested portion of the Company contributions of a terminated participant shall be forfeited as of the date the vested portion is distributed or after the participant has incurred five consecutive one-year breaks in service. Other conditions of forfeiture allocations and restoration are defined within the Plan document. In accordance with the provisions of the Plan document, forfeitures are utilized first to pay Plan expenses and then allocated back to the remaining participants as additional Company contributions.

(i)	Plan Termination

While the Company has not expressed any intent to do so, it may terminate the Plan at any time (see note 9). In the event of such termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either:
1.	Complete distribution of the assets in the Trust Fund to the participants or,

2.	Continuation of the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.
(j)	Other Segregated Accounts

The Plan received assets from the pension plans of certain merged subsidiaries at the time of their mergers. These assets were added to the general assets of the Plan, but the specific participant accounts are maintained in segregated accounts.
2. Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments in marketable debt and equity securities, including common stock of the Company and Patriot Transportation Holding, Inc. (Patriot), an affiliate of the Company, that are traded on a national or international securities exchange, are valued at the last reported sales price on the last business day of the fiscal year; such securities traded in the over-the-counter market are stated at the mean between the last reported bid and asked prices. Investments in pooled investment funds, which are based on the net value of the fund at fair value, are valued at the unit value established by the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of the trade-dates. Gains or losses on sales of securities are based on the cost of each specific security. Net appreciation or depreciation of investments is recorded to reflect changes in the fair value of investments.

Dividend income is recognized on the basis of the ex-dividend date. Income from other investments is recognized as earned on an accrual basis.

(c)	Benefit Payments

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Investments

The Plan’s investments are held in a bank-administered trust fund. All of the Plan’s investment options are participant directed and participants may change their investment options at any time. All participants who have not made an investment election are deemed to have elected to have contributions made to their accounts invested in the STI Classic Prime Quality Money Market Fund.

Effective November 1, 2006, the Sponsor made a change to the investment options available in the Plan. The three Lifestyle Funds were replaced by three T. Rowe Price Target Date Funds, with anticipated retirement dates of 2020, 2030 and 2040. Participants were given notice and the opportunity to change their investment choices from the Lifestyle Funds to other investment options.

A description of each available investment held by the Plan at December 31, 2006, is provided below:

Chase Growth Fund, the Funds seeks growth of capital by investing primarily in common stocks of domestic companies with large market capitalizations of $10 billion and above.

Federated Kaufmann Fund, the Fund seeks capital appreciation by investing primarily in stocks of small and medium sized companies that are traded on national security exchanges, NASDAQ and over-the-counter market. Up to 25% of its net assets may be invested in foreign securities.

Federated Mortgage Fund, the Fund seeks total return. The Fund pursues its investment objective by investing primarily in mortgage-backed securities.

Fidelity Advisor Inflation Protected Bond Fund, the Fund seeks a total return that exceeds the rate of inflation over the long term. Normally, the Fund invests in at least 80% of assets in inflation-protected debt securities.

Longleaf Partners Fund, the Fund seeks long-term capital growth. Under normal circumstances, the Fund invests in the equity securities of a limited number of mid and large capitalization companies.

MFS Research Bond Fund, the Fund seeks total return by investing, under normal market conditions, primarily in fixed-income securities.

STI Classic Prime Quality Money Market Fund, the Fund seeks to provide as high a level of current income as is consistent with preservation of capital and liquidity by investing exclusively in high quality money market instruments.

T. Rowe Price Capital Appreciation Fund, the Fund seeks maximum long-term capital appreciation by investing primarily in common stocks, but may also hold fixed income and other securities to help preserve principal value in uncertain or declining markets.

T. Rowe Price Equity Income Fund, the Fund seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stock of established companies. The Fund normally invests primarily in the common stocks of well-established companies paying above-average dividends.

T. Rowe Price Growth Fund, the Fund seeks to provide long-term capital growth and secondarily, increasing dividend income by investing primarily in the common stocks of well-established growth companies.

T. Rowe Price New Horizons Fund, the Fund is designed to achieve long-term capital growth by investing primarily in common stocks of small, rapidly growing companies.

T. Rowe Price U.S. Treasury Intermediate Fund, the Fund seeks a high level of income consistent with maximum credit protection and moderate price fluctuation in principal. The Fund invests primarily in U.S. Treasury securities, which are backed by the full faith and credit of the federal government.

T. Rowe Price Retirement 2020 Fund, the Fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. The Fund invests in a diversified portfolio of T. Rowe Price stock and bond funds with an increasing allocation to bonds and short-term investments over time.

T. Rowe Price Retirement 2030 Fund, the Fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. The Fund invests in a diversified portfolio of T. Rowe Price stock and bond funds with an increasing allocation to bonds and short-term investments over time.

T. Rowe Price Retirement 2040 Fund, the Fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. The Fund invests in a diversified portfolio of T. Rowe Price stock and bond funds with an increasing allocation to bonds and short-term investments over time.

Templeton Foreign Fund, the Fund seeks long-term capital growth by investing, under normal market conditions, primarily in the equity securities of companies located outside the U.S., including emerging markets.

Vanguard 500 Index Fund, the Fund seeks to match the performance of the S&P 500 Index, which is dominated by the stocks of large U.S companies. The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stock markets that make up the Index, which seeks to provide long-term growth of capital and income from dividends by matching the performance of the Standard and Poor’s 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

Florida Rock Industries Inc. Common Stock, consists solely of common stock of the Company.

Patriot Transportation Holding, Inc. Common Stock, consists solely of common stock of Patriot.

Underlying investments that represent 5% or more of the Plan’s net assets consisted of the following at December 31, 2006:

	Units	Fair value
Investments at fair value as determined by quoted market price:
Mutual funds:
Longleaf Partners Fund	581,813	$20,282,017
STI Classic Prime Quality Money Market Fund	27,906,259	27,906,259
T. Rowe Price Growth Stock Fund	1,051,818	32,827,229
Vanguard 500 Index Fund	163,982	21,414,402
Common stock:
Florida Rock Industries Inc.	1,775,633	76,440,984
Underlying investments that represent 5% or more of the Plan’s net assets consisted of the following at December 31, 2005:

	Units	Fair value
Investments at fair value as determined by quoted market price:
Mutual funds:
Longleaf Partners Fund	471,553	$14,603,990
T. Rowe Price Growth Stock Fund	1,135,511	31,839,741
STI Classic Prime Quality Money Market Fund	24,591,554	24,591,554
Vanguard 500 Index Fund	160,244	18,415,267
Common stock:
Florida Rock Industries Inc.	1,744,903	85,604,931
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2006 and 2005 as follows:

	2006	2005
Mutual funds	$9,390,531	3,113,081
Lifestyle funds	—	176,270
Common stock of the Company and Patriot	(9,223,553)	16,643,825

	$166,978	19,933,176

(4)	Forfeitures

Following is a summary of forfeitures for the years ended December 31, 2006 and 2005:

	2006	2005
Beginning balance	$1,163,384	1,448,325
Current year forfeitures	1,158,272	1,130,156
Interest and dividends	36,621	22,212
Allocation to participants	(1,178,447)	(1,434,162)
Plan expenses	(39,987)	(3,147)

Ending balance	$1,139,843	1,163,384

Forfeitures are invested in the STI Classic Prime Quality Money Market Fund at December 31, 2006 and 2005.

(5)	Parties-in-Interest

Certain Plan investments are either shares of mutual funds managed by the Trustee, common stock of the Company or affiliates, or participants loans and are therefore considered to be transactions with parties-in-interest. Dividends on the common stock of the Company and Patriot totaled $1,054,011 and $930,911 during 2006 and 2005, respectively. During 2006, all administrative expenses of the Plan fees were paid out of the Plan’s forfeiture accounts. During 2005, the Company paid $20,500 of administrative expenses for the Plan and $3,100 were paid out of the Plan’s forfeiture account.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. As the Plan has not been amended significantly since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

(7)	Refund of Excess Contribution

For the years ended December 31, 2006 and 2005, the Company determined that the Plan was not in compliance with the Internal Revenue Code 415(c) Maximum Annual Additions compliance test. As a result, the Plan was required to reimburse employees whose contributions exceeded the maximum percentage, as defined. The total to be refunded to employees at December 31, 2006 and 2005 was $186,270 and $163,184, respectively, which was reimbursed to the respective employees during the subsequent Plan year.

(8)	Untimely Remittance

During 2006, the Company did not remit $17,124 in participant contributions within the prescribed time frames required by DOL Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the transaction. In addition, participant accounts have been credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

(9)	Risks and Uncertainties

The Plan invests in various securities including U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(10)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net assets available for benefits per the financial statements	$277,658,406
Contributions receivable at December 31, 2006	(27,601,092)
Dividends receivable at December 31, 2006	(399,024)
Excess contribution refunds payable at December 31, 2006	186,270

Net assets available for benefits per the Form 5500	$249,844,560

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total investment income per the financial statements	$8,298,014
Dividends receivable at December 31, 2006	(399,024)
Dividends receivable at December 31, 2005	359,037

Total investment income per Form 5500	$8,258,027

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total contributions per the financial statements	$40,994,687
Contributions receivable at December 31, 2006	(27,601,092)
Contributions receivable at December 31, 2005	19,572,753
Excess contributions refunds payable at December 31, 2006	186,270
Excess contributions refunds payable at December 31, 2005	(163,184)

Total contributions per Form 5500	$32,989,434

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2005:

Net assets available for benefits per the financial statements	$249,410,068
Contributions receivable at December 31, 2005	(19,572,753)
Dividends receivable at December 31, 2005	(359,037)
Excess contributions refunds payable at December 31, 2005	163,184

Net assets available for benefits per the Form 5500	$229,641,462

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2005:

Total investment income per the financial statements	$23,927,555
Dividends receivable at December 31, 2004	399,154
Dividends receivable at December 31, 2005	(359,037)

Total investment income per Form 5500	$23,967,672

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2005:

Total contributions per the financial statements	$31,968,687
Contributions receivable at December 31, 2005	(19,572,753)
Contributions receivable at December 31, 2004	13,479,433
Excess contributions refunds payable at December 31, 2005	163,184

Total contributions per Form 5500	$26,038,551

(11)	Subsequent Events

On February 19, 2007, the Plan’s sponsor entered into a definitive Agreement and Plan of Merger, as amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of April 9, 2007, with Vulcan Materials Company and certain other parties described below. The merger agreement provides for the formation of a new holding company (“Virginia Holdco, Inc.” or “Holdco”), which will then be renamed Vulcan Materials Company. In the aggregate, 70% of the Company’s common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive cash consideration and the remaining 30% will be converted into the right to receive stock consideration. The transaction is subject to the approval of a majority of shareholders, regulatory approvals, and other customary closing conditions. In accordance with the merger agreement, Plan participants will have the option to elect to receive $67 per share in cash for each Company share held, or 0.63 of a share of common stock of Holdco, subject to proration. Upon closing of the merger agreement, the Plan’s year-end will be modified to be the closing date. Additionally, the Plan will cease accepting new participants, allowing employee deferrals, and making employer matching contributions however the profit sharing contribution attributable to the period from January 1, 2007 to the closing of the merger agreement will be made as soon as practicable after the closing.

Effective April 1, 2007, the Plan was amended to allow participants to immediately become 100% vested in their accounts in the event of a change in control. Additionally, the Plan was amended to allow participants with monies from the former Florida Rock Industries, Inc. Tax Reduction Act Employee Stock Ownership Plan (TRAESOP) (see note 1(j)) to elect to receive an in-service distribution of their TRAESOP monies at 59 1/2.

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2006

		Fair
	Units	value
Mutual funds:
Chase Growth Fund	372,998	$7,083,234
Federated Kaufmann Fund	355,471	2,011,966
Federated Mortgage Fund	32,533	319,145
Fidelity Advisor Inflation Protected Bond Fund	121,369	1,295,004
Longleaf Partners Fund	581,813	20,282,017
MFS Research Bond Fund	80,671	807,513
STI Classic Prime Quality Money Market Fund *	27,906,259	27,906,259
T. Rowe Price Capital Appreciation Fund	329,237	6,788,869
T. Rowe Price Equity Income Fund	132,483	3,914,861
T. Rowe Price Growth Stock Fund	1,051,818	32,827,229
T. Rowe Price New Horizons Fund	185,664	5,995,094
T. Rowe Price U.S. Treasury Intermediate Fund	990,882	5,202,130
T. Rowe Price Retirement 2020 Fund	176,150	3,033,300
T. Rowe Price Retirement 2030 Fund	307,493	5,679,403
T. Rowe Price Retirement 2040 Fund	443,300	8,267,553
Templeton Foreign Fund	262,491	3,580,377
Vanguard 500 Index Fund	163,982	21,414,402

		156,408,356

Common stock:
Florida Rock Industries Inc. Common Stock*	1,775,633	76,440,984
Patriot Transportation Holding, Inc. Common Stock*	68,504	6,395,493

		82,836,477

Participant loans (payable through 2021 bearing interest at rates between 5% and 10.5%) *		10,492,591

Total investments		$249,737,424

*	Parties in interest
See accompanying Report of Independent Registered Public Accounting Firm

FLORIDA ROCK INDUSTRIES, INC.
PROFIT SHARING AND DEFERRED EARNINGS PLAN
SUPPLEMENTAL SCHEDULE
Form 5500, Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions
Year ended December 31, 2006

	Relationship to plan
	Employer or other	Description of transaction	Amount on	Lost
Identity of party involved	party-in-interest	including rate of interest	line 4(a)	Interest
Florida Rock Industries, Inc.	Plan Sponsor	2006 employee deferrals not deposited to Plan in a timely manner. Interest rate of 5%.	$17,124	$448
It was noted that there were unintentional delays by the Employer in submitting employee deferrals in the amount of $17,124 to the trustee. The Company reimbursed the Plan for lost interest in August 2006 in the amount of $448.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLORIDA ROCK INDUSTRIES, INC., PROFIT SHARING AND DEFERRED EARNINGS PLAN

By:	/s/ John D. Milton, Jr.

John D. Milton, Jr.
Executive Vice President and Chief Financial
Officer, Treasurer of Florida Rock Industries, Inc.
(Principal Financial Officer)
Date: June 29, 2007